Securities and Exchange Commission	December 30, 2015
Division of Corporation Finance
Mailstop 3233-
Washington, D.C. 20549

Attention: Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities

Re: Cherry Hill Mortgage Investment Corporation
Form 10-K for the fiscal year ended December 31, 2014, Filed March 16, 2015
File No. 001-36099

Dear Mr. Telewicz:

We are in receipt of your letter, dated December 22, 2015, to Mr. Martin Levine setting forth comments on the above-referenced filing of Cherry Hill Mortgage Investment Corporation (the “Company”). Set forth below are the Company’s responses to those comments. For ease of reference, we have repeated each comment in bold before the applicable response.

Risk Factors, page 6
If our lenders default on their obligations to resell the RMBS …, page 14

1. In future Exchange Act periodic reports, to the extent a counterparty holds collateral in excess of 5% of stockholder’s equity, please identify the entity or advise.

The risk factor disclosure is directed at the potential exposure of the Company to its various counterparties which is different from the amount of collateral held by a counterparty. The collateral that is subject to repurchase agreements is highly liquid agency mortgage-backed securities. The Company defines exposure as the amount of cash and/or securities pledged as collateral less the aggregate of repurchase agreement financing, swaps at fair value, and net interest receivable/payable on all such instruments. The Company’s internal policies rank counterparties in tiers. The top tier consists of government sponsored entities and banks with stockholders’ equity in excess of $100 billion. Due to the size of the Company’s stockholders’ equity, the exposure limit for tier 1 companies is 7.5% of the Company’s stockholders’ equity.

The Company proposes to disclose the identity of any tier 1 counterparty to which the Company has exposure in excess of 7.5% of the Company’s stockholders’ equity and any other counterparty to which the Company has exposure in excess of 5% of the Company’s stockholders’ equity.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

2. Please disclose the spread between the yield on assets and cost of funds and discuss the reasons for any material trends to the extent impacted by management decisions.

The Company agrees to comply with this comment in future Exchange Act periodic reports.

3. To the extent that your CMO investments are non-agency CMOs, in future Exchange Act periodic reports, please disclose how management evaluates the credit quality of these assets.

The Company agrees to comply with this comment in future Exchange Act periodic reports.

Liquidity and Capital Resources, page 45

4. We note that your use of repurchase agreements that are accounted for as collateralized financing transactions. Please expand your disclosure in future filings to quantify the average quarterly balance of your repurchase agreements for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

The Company agrees to comply with this comment in future Exchange Act periodic reports.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any questions or need any additional information.

Sincerely,

/s/ Martin Levine
Martin Levine
Chief Financial Officer